

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

5 December 2002


03003022

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
  Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 4 December 2002, Re: Notice of Extraordinary General Meeting for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 1 0 2003
WASH. D.C. 165

cc   Ms Andres Estay - The Bank of New York
            ADR Department
            101 Barclay St., 22nd Floor
            New York
            NY 10286



Form Version 2.0
General Announcement
Ownership transfer to AMSTEEL/EDMS/KLSE on 04-12-2002 06:24:36 PM
Reference No AA-021204-92D2B

Submitting Merchant Bank   :
(if applicable)
Submitting Secretarial Firm Name   :
(if applicable)
* Company name   : **AMSTEEL CORPORATION BERHAD**
* Stock name   : **AMSTEEL**
* Stock code   : **2712**
* Contact person   : **Chan Poh Lan**
* Designation   : **Secretary**

* Type   : ● **Announcement** ○ **Reply to query**

* Subject :
NOTICE OF EXTRAORDINARY GENERAL MEETING

* Contents :-

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 20 December 2002 at 3.15 pm or immediately after the Twenty-Seventh Annual General Meeting of the Company scheduled to be held on the same day at 3.00 pm, whichever shall be the later, for the purpose of considering and, if thought fit, passing the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE AND PROPOSED GENERAL MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

That approval be given for the Company and its subsidiary companies to enter into the recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations as detailed in Section 3.3 ("Recurrent Transactions") and with those related parties as detailed in Section 3.2 of the Circular to Shareholders of the Company dated 4 December 2002 subject to the following:

i)   the transactions are in the ordinary course of business and are on terms not more favourable than those generally available to the public and are not to the detriment of the minority shareholders of the Company; and

ii)   disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year, amongst others, based on the following information:

    a)   the type of the Recurrent Transactions made; and

    b)   the names of the related parties involved in each type of the Recurrent Transactions made and their relationship with the Company;

AND THAT authority conferred by this Ordinary Resolution shall continue to be in force until:

i)   the conclusion of the next annual general meeting of the Company at which time it will lapse, unless by a

1

AMSTEEL CORPORATION BERHAD (20667-M)

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Secretary   0 4 DEC 2002

resolution passed at the meeting, the authority is renewed;

ii)   the expiration of the period within which the next annual general meeting after that date is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

iii)   revoked or varied by resolution passed by the shareholders in general meeting;

whichever is the earlier,

AND THAT the Directors be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

By Order of the Board

CHAN POH LAN
Secretary

Kuala Lumpur
4 December 2002

Notes:

1.   *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation under seal or under the hand of an officer or attorney duly authorised.*

2.   *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3.   *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.*

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

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Secretary

0 4 DEC 2002